NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

BENEFICIAL OWNERSHIP ENDORSEMENT FOR QUALIFIED CONTRACTS

General Information Regarding this Endorsement

This Beneficial Ownership Endorsement (“Endorsement”) is made part of the Contract to which it is attached and is effective on the date of death of the Original Contract Owner. With the exception of any tax related provisions, to the extent any provisions contained in this Endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Endorsement will control the applicable Contract accordingly. Terms not defined in this Endorsement have the meaning given to them in the applicable Contract. This Endorsement ends when the Beneficially Owned Contract has no Contract Proceeds left to distribute.

DEFINITIONS

The following definitions are hereby added to the Contract:

Beneficially Owned Contract - An annuity contract that exists for the purpose of distributing Contract Proceeds in compliance with the Beneficial Owner RMD requirements applicable to Qualified Contracts. There are two types of Beneficially Owned Contracts, a Continued Beneficially Owned Contract and a Purchased Beneficially Owned Contract.

Beneficial Owner – A Designated Beneficiary of an annuity contract or a non-natural person (e.g. trust, estate or corporation) who becomes owner of the contract in order to facilitate the payment of the Contract Proceeds from the Original Contract in compliance with the Beneficial Owner RMD requirements applicable to Qualified Contracts.

Beneficial Owner Required Minimum Distribution (RMD) – The amount that is required to be withdrawn from Beneficially Owned Contracts to meet the minimum distribution rules required for Qualified Contracts by Section 401(a)(9) of the Code and the related Treasury Regulations.

Beneficial Owner RMD Options - Options by which a Beneficial Owner can satisfy their RMD from their Beneficially Owned Contract.

Continued Beneficially Owned Contract – A Beneficially Owned Contract that is a continuation of the Original Contract. The Original Contract becomes a Continued Beneficially Owned Contract on the date the Continued Beneficially Owned Contract is issued. Once the Original Contract becomes a Continued Beneficially Owned Contract, only the terms of this Endorsement apply except where specifically noted herein.

Contract Proceeds – Any Death Benefit required to be distributed from a Beneficially Owned Contract.

Designated Beneficiary – Any individual designated by the Original Contract Owner as a beneficiary. This term will be interpreted consistently Section 401(a)(9)(e) of the Internal Revenue Code (the Code) and the related Treasury Regulations.

Eligible Designated Beneficiary – Any Designated Beneficiary who is, as of the date of death of the deceased Original Owner (a) the surviving spouse of the deceased Original Contract Owner; (b) a child of the deceased Original Owner who has not yet reached the age of majority; (c) disabled within the meaning of Section 72(m)(7) of the Code; (d) chronically ill within the meaning of Section 7702B(c)(2) as modified by 401(a)(9)(E)(ii)(IV) of the Code; or (e) an individual not described in (a) through (d) who is not more than ten years younger than the deceased Original Owner.

Original Contract – The Contract from which Contract Proceeds are payable to the Beneficial Owner after the death of the Contract Owner of the Original Contract.

VAZZ-0208AO	1	(Standard) (5/2023)

Purchased Beneficially Owned Contract – A Beneficially Owned Contract that is purchased by a Beneficial Owner using the Contract Proceeds from the Original Contract. Both the terms of the Purchased Beneficially Owned Contract, which may include any applicable Riders, and this Endorsement will apply to a Purchased Beneficially Owned Contract.

Qualified Contract – Retirement plans that receive favorable tax treatment under the provisions of 401, 403(a), 403(b), 408(b), 408A and Governmental 457(b) of the Code.

Spouse Beneficial Owner – The spouse of the Original Contract Owner who is the sole Beneficiary of the Original Contract and elects to be treated as a Beneficial Owner.

Successor Beneficiary – A Beneficiary of a Beneficially Owned Contract.

BENEFICIALLY OWNED CONTRACT RMD OPTIONS

10-Year Distribution Option

The Beneficial Owner must take RMDs from the Beneficially Owned Contract as required by the Code. The Beneficial Owner must liquidate the entire value of the Beneficially Owned Contract by December 31st of the calendar year containing the tenth anniversary of the death of the Contract Owner of the Original Contract. Failure to liquidate the entire value in the required time frame may result in tax penalties. Therefore, it is the responsibility of the Beneficial Owner to ensure that RMD requirements are met.

Life Expectancy Distribution Option for Eligible Designated Beneficiaries

The Life Expectancy Distribution Option (LEDO) is also available to a Beneficial Owner who meets the requirements described in the Eligible Designated Beneficiaries Who Qualify for the LEDO section and who does not elect the 10-Year Distribution Option. The LEDO allows the Contract Proceeds to be distributed based on the Beneficial Owner’s life expectancy instead of within a 10-year period. Distributions under the LEDO must occur at least once each calendar year but are permitted to occur more frequently. Failure to take RMDs under the LEDO on at least an annual basis may result in tax penalties. Therefore, it is the responsibility of the Beneficial Owner to ensure that RMD requirements are met.

The Beneficial Owner must begin distributions by December 31st of the calendar year after the calendar year containing the Contract Owner’s date of death. Failure to begin payments in the required time frame may result in tax penalties.

Eligible Designated Beneficiaries Who Qualify for the LEDO

In order to be eligible for the LEDO, the Beneficial Owner must be an Eligible Designated Beneficiary as defined herein. Additional details related to each type of Eligible Designated Beneficiary are provided below.

Surviving Spouse

The surviving spouse of the Contract Owner of the Original Contract can elect to:

(1)	become the named Contract Owner on a Continued Contract where the Beneficially Owned Contract will be registered in the name of the surviving spouse and they will be treated as the new Contract Owner;

(2)	immediately receive RMDs under the LEDO;

(3)

delay distribution of RMDs under the LEDO until December 31st of the year in which the Original Contract Owner would have turned age 72 (age 70 1⁄2 for those Contract Owners born on or before June 30, 1949); or

(4)	delay distribution of the Contract Proceeds under the 10-Year Required Distribution Option.

VAZZ-0208AO	2	(Standard) (5/2023)

Unless the surviving spouse elects the 10-Year Distribution Option, the surviving spouse must begin distributions by the later of: (a) December 31st of the calendar year after the calendar year of the Original Contract Owner’s death; or (b) December 31st of the year in which the Original Contract Owner would have turned age 72 (or age 70 1⁄2 for those Contract Owner’s born on or before June 30, 1949). The surviving spouse is deemed to have elected (1) above if he/she makes a contribution to the Contract or fails to take required distributions as a beneficiary.

Minor Child

Any minor child beneficiary of the Contract Owner of the Original Contract is an Eligible Designated Beneficiary until they reach the age of 18. Beginning on the date of the minor child’s 18th birthday, the LEDO option is no longer available and the child beneficiary must liquidate all remaining Contract Proceeds by December 31st of the calendar year containing the tenth anniversary of the child’s 18th birthday.

Disabled Individual

An individual shall be disabled under Section 72(m)(7) of the Code if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long continued and indefinite duration. An individual shall not be considered disabled for purposes of this contract unless proof that satisfies applicable law and is acceptable to Nationwide is furnished that he or she meets this definition.

Chronically Ill Individual

An individual shall be chronically ill under Section 7702B(c)(2) of the Code if he or she is certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another individual) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity or requiring substantial supervision to protect such individual from threats to health and safety due to severe cognitive impairment. Activities of daily living include (1) eating; (2) toileting; (3) transferring; (4) bathing; (5) dressing; and (6) continence. An individual shall not be chronically ill for purposes of this contract unless proof that satisfies applicable law and is acceptable to Nationwide is furnished that he or she meets this definition.

Non-Spouse Adult Not More than 10 Years Younger than the Original Contract Owner

Any individual who is not more than 10 years younger than the Original Contract Owner at the time of their death is an Eligible Designated Beneficiary.

GENERAL PROVISIONS APPLICABLE TO ALL BENEFICIALLY OWNED CONTRACTS

Spouse Beneficial Owners

Where the spouse of the Original Contract owner is the sole beneficiary and elects to be treated as a Beneficial Owner, they will be treated the same as any other Beneficial Owner except that, if the Spouse Beneficial Owner fails to meet the RMD requirements or attempts to make Subsequent Purchase Payments to the Beneficially Owned Contract, then they will no longer be treated as a Beneficial Owner and they will become the new Contract Owner of the Original Contract with all the rights and obligations under that contract.

Successor Beneficiaries, Generally

The Beneficial Owner may name Successor Beneficiary(ies). If the Beneficial Owner dies before the Contract Proceeds are fully distributed, the Successor Beneficiary will have until the end of the Beneficial Owner’s original 10-year term to complete full distribution of the Contract Proceeds from the Beneficially Owned Contract. If the Beneficial Owner does not name a Successor Beneficiary, any remaining Contract Proceeds on the date of death of the Beneficial Owner will be paid to the Beneficial Owner’s estate.

VAZZ-0208AO	3	(Standard) (5/2023)

Successor Beneficiaries to an Eligible Designated Beneficiary

If the Beneficial Owner was an Eligible Designated Beneficiary who elected the LEDO, the Successor Beneficiary must liquidate all remaining Contract Proceeds by December 31st of the calendar year containing the 10th anniversary of the Beneficial Owner’s date of death.

Transfers

A Beneficial Owner may transfer Contract Value among available Strategies subject to the Transfers section of the Original Contract or the Purchased Beneficially Owned Contract.

Taxation on Partial Withdrawals and Full Surrenders from a Beneficially Owned Contract

Partial withdrawals from or a full surrender of a Beneficially Owned Contract are tax reportable.

Reporting

Reporting, as required by the terms of the Original Contract to which this Endorsement is attached will be provided to the Beneficial Owner. In addition, every financial transaction initiated by the Beneficial Owner will generate a confirmation with details of the transaction. All reporting will be mailed to the Beneficial Owner at his or her address of record.

PROVISIONS APPLICABLE TO CONTINUED BENEFICIALLY OWNED CONTRACTS

Parties to the Contract

Only the Beneficial Owner can be a party to a Continued Beneficially Owned Contract. A Beneficial Owner may name Successor Beneficiary(ies) under a Continued Beneficially Owned Contract.

Riders

No riders are permitted under a Continued Beneficially Owned Contract. Any riders on the Original Contract will be terminated at the time the Original Contract becomes a Beneficially Owned Contract.

Contingent Deferred Sales Charges (CDSC) and Market Value Adjustment (MVA) on Continued Beneficially Owned Contracts

Any withdrawal of Death Benefit proceeds from the Original Contract will not be subject to CDSC or an MVA.

PROVISIONS APPLICABLE TO PURCHASED BENFICIALLY OWNED CONTRACTS

Parties to the Contract

Generally, no other parties can be named on a Purchased Beneficial Owner Contract other than the Beneficial Owner (who must also be the Annuitant) and any Successor Beneficiary(ies). However, if an optional Death Benefit with the Spousal Protection Feature is elected on a Purchased Beneficial Owner Contract, a Co-Annuitant may also be named.

Riders

An optional Death Benefit is permitted to be elected on a Purchased Beneficial Owner Contract, if available. No other options or riders will be permitted.

VAZZ-0208AO	4	(Standard) (5/2023)

Partial Withdrawals or a Full Surrender

Any partial withdrawal or full surrender from a Purchased Beneficially Owned Contract is not subject to CDSC or an MVA unless the partial withdrawal or full surrender exceeds the Remaining Free Withdrawal Amount. If a CDSC and MVA are applicable, they will be calculated as described in the Purchased Beneficially Owned Contract.

Aggregation and CDSC

If the Original Contract was a Qualified Contract (403(b),408A and 408(b) only), the Beneficial Owner may aggregate RMDs applicable to this Beneficially Owned Contract with the RMDs under other Qualified Contracts of the same type, that were owned by the same deceased Contract Owner. If the Beneficial Owner aggregates RMDs from all qualified contracts and withdraws that RMD amount from this Beneficially Owned Contract, then only the portion of the RMD that is attributable to this Beneficially Owned Contract will be a Free Withdrawal. Amounts withdrawn in excess of the portion of the RMD attributable to this Beneficially Owned Contract – (the amounts required to meet the RMD requirements for the non-Nationwide issued contracts) may be subject to CDSC and an MVA, if applicable.

Nationwide and its representatives do not provide tax advice. Please consult your tax advisor to determine any tax implications related to aggregation of RMDs.

Executed for Nationwide on the Date of Issue by:

Secretary	President

VAZZ-0208AO	5	(Standard) (5/2023)